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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NORTHWEST AIRLINES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

(Amendment No. 2)

667280
(CUSIP Number of Class of Securities)

2700 Lone Oak Parkway
Eagan, Minnesota 55121
(612) 726-2111
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Michael Miller Vice President-Law & Secretary Northwest Airlines Corporation 2700 Lone Oak Parkway Eagan, Minnesota 55121 (612) 727-2111	Stephen W. Fackler, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000	Wilson S. Neely, Esq. Simpson Thacher & Bartlett 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Transaction valuation*	Amount of Filing Fee
$26,231,307	$5,246

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,611,882 shares of common stock of Northwest Airlines Corporation having an aggregate value of $26,231,307 as of December 10, 2002, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that Northwest Airlines Corporation expects to acquire under this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

        This Amendment No. 2 is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 13, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01, on the terms and subject to the conditions described in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 13, 2002 (the "Offer to Exchange"), as amended by the Offer to Exchange dated December 26, 2002. This amendment's sole purpose is to report the results of the tender offer.

Item 4. Terms of the Transaction.

        Item 4 is hereby amended to add the following:

The Offer expired at 5:00 p.m., Central Time, on Tuesday, January 14, 2003. Pursuant to the Offer, we accepted for cancellation options to purchase 6,821,831 shares of our common stock from 285 employees. Subject to the terms and conditions of the Offer, we will grant options to purchase 2,878,669 shares of our common stock and 354,831 phantom stock units in exchange for such cancelled options.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2003	Northwest Airlines Corporation
	By:	/s/ MICHAEL L. MILLER Name: Michael L. Miller Title: Vice President-Law and Secretary

2

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)**	Offer to Exchange, dated December 26, 2002.
(a)(ii)*	E-mail communication to officers and active non-officer management employees of Northwest Airlines, Inc., dated December 13, 2002.
(a)(iii)*	Election Acceptance Form.
(a)(iv)*	Confirmation of Acceptance Form.
(a)(v)*	Change in Election Form.
(a)(vi)*	Confirmation of Receipt of Change in Election Form.
(a)(vii)*	Website Stock Option Exchange Program Information Page.
(a)(viii)*	Stock Option Exchange Program: Frequently Asked Questions.
(a)(ix)*	Memorandum regarding Northwest Airlines Corporation Insider Trading Policy.
(a)(x)*
Northwest Airlines Corporation. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 6, 2002, and incorporated herein by reference.
(a)(xi)*
Northwest Airlines Corporation. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 9, 2002, and incorporated herein by reference.
(a)(xii)*
Northwest Airlines Corporation. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002, and incorporated herein by reference.
(a)(xiii)*	Northwest Airlines Corporation Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2002, and incorporated herein by reference.
(a)(xiv)*	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 30, 2002, and incorporated herein by reference.
(a)(xv)*	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 9, 2002, and incorporated herein by reference.
(a)(xvi)*	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 19, 2002, and incorporated herein by reference.
(b)	Not applicable.
(d)(i)*	Northwest Airlines Corporation 2001 Stock Incentive Plan.
(d)(ii)*	Form of Non-Qualified Stock Option Agreement under the Northwest Airlines Corporation 2001 Stock Incentive Plan.
(d)(iii)*	Form of Acknowledgment of Stock Option Grant under the Northwest Airlines Corporation 2001 Stock Incentive Plan.
(d)(iv)*	Amended and Restated Northwest Airlines Corporation 1999 Stock Incentive Plan.
(d)(v)*	Form of Acknowledgment of Phantom Stock Unit Award under the Amended and Restated Northwest Airlines Corporation 1999 Stock Incentive Plan.
(g)	None.
(h)	None.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 13, 2002.

**
Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on December 26, 2002.

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  Item 4. Terms of the Transaction.